# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Millrose Properties, Inc., CIK 0002017206
CUSIP: 601137102
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 600 Brickell Avenue, Suite 1400, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 02/07/2025
Filed by CIK 0001049444
Persons authorized to receive notices and communications: David M. Seifer, Esq., Bilzin Sumberg Baena Price & Axelrod LLP, 1450 Brickell Avenue, 23rd Floor, Miami, Florida (FL), 33131, 305-350-2427

## Reporting persons
- Stuart A. Miller (CIK 0001049444): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO), personal funds (PF); sole voting power 12,035,492; shared voting power 473,599; sole dispositive power 12,035,492; shared dispositive power 473,599; aggregate amount beneficially owned 12,509,091 (7.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Millrose Properties, Inc.
Address of issuer's principal executive offices: 600 Brickell Avenue, Suite 1400, Miami, Florida (FL), 33131

## Item 2. Identity and Background
Name of person filing: Stuart A. Miller
Residence or business address: Mr. Miller's business address is 5505 Waterford District Drive, Miami, Florida 33126.
Present principal occupation or employment: His principal occupation is as Executive Chairman and Co-Chief Executive Officer of Lennar Corporation ("Lennar"). The principal business address of Lennar is 5505 Waterford District Drive, Miami, Florida 33126. Mr. Miller is the sole officer and director of LMM Family Corp. The principal business address of LMM Family Corp. is 5505 Waterford District Drive, Miami, Florida 33126.
Criminal convictions in the last five years: Mr. Miller has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. Miller has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 7, 2025, Lennar completed the previously announced distribution of Class A common stock and Class B common stock of the Issuer (the "Spin-Off"). Pursuant to the Spin-Off, each holder of Lennar Class A common stock or Class B common stock received one share of Class A Common Stock of the Issuer ("Class A Common Stock") or Class B Common Stock of the Issuer ("Class B Common Stock") for every two shares of Lennar Class A common stock or Class B common stock held as of the close of business on January 21, 2025. The Issuer's charter allows the holders of a majority of Class B Common Stock to elect to convert all, but not less than all, of the outstanding shares of Class B Common Stock into Class A Common Stock. Mr. Miller currently, directly or indirectly, beneficially owns 98.7% of the outstanding Class B Common Stock and consequently can cause the Class B Common Stock to elect to effect such conversion. For purposes of Section 13(d) of the Securities Exchange Act of 1934, the Class B Common Stock beneficially owned by Mr. Miller is treated as Class A Common Stock.
Mr. Miller is the sole officer and director of LMM Family Corp. ("LMM"), which is the general partner of MP Alpha Holdings LLLP ("MP Alpha Holdings"). MP Alpha Holdings is the holder of a majority of the partnership interests in The Miller Charitable Fund LLLP ("Miller Charitable Fund") and LLM is the general partner in Miller Charitable Fund. Mr. Miller is trustee of each of Stuart A. Miller 2024 GRAT, and Stuart A. Miller 2024 GRAT 2. Mr. Miller is on the board of directors of the Miller Foundation with each of his brother and sister and is therefore deemed to control such entity. Mr. Miller is the owner of a 401K account which beneficially owns certain shares of Class A Common Stock. Mr. Miller is a director of the Stuart A. Miller Family Foundation, a charitable foundation which beneficially owns certain shares of Class A Common Stock.
No funds or other consideration were involved in Mr. Miller's becoming the beneficial owner of 413,704 shares of Class A Common Stock and 11,670,757 shares of Class B Common Stock in the Spin-Off.
Additionally, after the Spin-Off, as described in Item 5(c), Mr. Miller has acquired 424,630 shares of Class A Common Stock on the open market. The total cost to acquire these shares was $9,999,017.57, which Mr. Miller financed through his own personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Miller's becoming the beneficial owner of more than 5% of the Class A Common Stock resulted from the consummation of the Spin Off. Mr. Miller may occasionally elect to purchase shares of Class A Common Stock or Class B Common Stock on the open market or in a private transaction. The Charter of the Issuer contains a limitation on ownership that prohibits Mr. Miller or other members of his family from owning, beneficially or by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, greater than 12.8% in the aggregate, in value or in number of shares, whichever is more restrictive, of the outstanding shares of the Class A Common Stock or the outstanding shares of all classes or series of the Issuer's capital stock.
Except as described above, Mr. Miller has no plans or proposals which relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer's becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As a result of the Spin-Off and, after the Spin-Off, the transactions described in Item 5(c), Mr. Miller directly or indirectly is the beneficial owner of 838,334 shares of Class A Common Stock and 11,670,757 shares of Class B Common Stock, which such shares consist of (i) 11,405 shares of Class A Common Stock in Mr. Miller's 401K account of which Mr. Miller has sole voting and investment power, (ii) 269,025 shares of Class A Common Stock beneficially owned by the Miller Foundation, a charitable family foundation of which Mr. Miller has shared voting and investment power and no pecuniary interest, (iii) 3,330 shares of Class A Common Stock beneficially owned by Stuart A. Miller 2024 GRAT, of which Mr. Miller has sole voting and investment power, (iv) 100,000 shares of Class A Common Stock beneficially owned by the Stuart A. Miller 2024 GRAT 2, of which Mr. Miller has sole voting and investment power, (v) 204,574 shares of Class A Common Stock beneficially owned by the Stuart A. Miller Family Foundation, a charitable foundation of which Mr. Miller has shared voting and investment power and no pecuniary interest, (vi) 250,000 shares of Class A Common Stock beneficially owned by Mr. Miller, (vii) 10,543,663 shares of Class B Common Stock beneficially owned by MP Alpha Holdings, of which Mr. Miller has sole voting and investment power and limited pecuniary interest, (viii) 273,142 shares of Class B Common Stock beneficially owned by the Miller Charitable Fund, a charitable fund of which Mr. Miller has sole voting and investment power and (ix) 853,952 shares of Class B Common Stock beneficially owned by Mr. Miller.
In view of what is said above, for purposes of Section 13(d) of the Securities Exchange Act of 1934, Mr. Miller is the beneficial owner of a total of 12,509,091 shares of Class A Common Stock. Based upon the information as to outstanding shares contained in the Issuer's Current Report on Form 8-K filed on February 7, 2025, the shares of Class A Common Stock of which Mr. Miller is the beneficial owner constitute 7.5% of the total shares of Class A Common Stock.
Each share of Class B Common Stock entitles the holder to cast 10 votes, while each share of Class A Common Stock entitles the holder to cast one vote. Therefore, the 11,670,757 shares of Class B Common Stock which Mr. Miller, has the power to vote, together with the 838,334 shares of Class A Common Stock which Mr. Miller has the power to vote, entitle him to cast a total of 117,545,904 votes, which is 43.2% of all the votes which may be cast at a meeting of the Issuer's stockholders.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Since the Spin-Off, in addition to the shares of Class A Common Stock and Class B Common Stock issued in connection with the Spin Off, Mr. Miller has acquired 424,630 shares of Class A Common Stock in transactions on the open market which such shares consist of (i) 200,000 shares of Class A Common Stock acquired on February 7, 2025 at an average price per share of $24.2031 in Mr. Miller's own name, (ii) 124,630 shares of Class A Common Stock acquired on February 7, 2025 at an average price per share of $23.7498 by the Miller Foundation, (iii) 50,000 shares of Class A Common Stock acquired on February 11, 2025 at an average price per share of $21.9850 in Mr. Miller's own name, and (iv) 50,000 shares of Class A Common Stock acquired on February 11, 2025 at an average price per share of $21.9842 by the Miller Foundation.
Other persons with the right to receive dividends or sale proceeds: Mr. Miller, Leslie Saiontz, his sister, and Jeffrey Miller, his brother, are trustees and beneficiaries of trusts that directly or indirectly hold substantial limited partner interests in MP Alpha Holdings and the Miller Charitable Fund that together own 10,816,805 shares of Class B Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inapplicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in Item 3 and Item 5(d), Mr. Miller has no other contracts, arrangements, undertakings or relationships with respect to the securities of the Issuer.

## Signatures
- Stuart A. Miller: /s/ Stuart A. Miller, Stuart A. Miller (02/14/2025)